Hypo Real Estate
HOLDING

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Hanns-Christian Paul
Telephone +49/89/20 30 07-721
Fax +49/89/20 30 07-772
E-mail Hanns-Christian.Paul
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 04 August 2005

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld Stefan Wittermann

Enclosures

(1) 04 August 2005	Disclosure pursuant to sec. 25 par. 1 and par. 2 of the German Securities Trading Act
(2) 03 August 2005	Press release: Hypo Real Estate Bank International closes its second CMBS transaction – a joint venture with Morgan Stanley.
(3) 01 August 2005	Press release: Hypo Real Estate Bank International: € 240 million portfolio financing facility for the Aviva Central European Property Fund.

The following notification was published in the "Financial Times Deutschland", Germany, and "Wiener Zeitung", Austria, on 4 August 2005

Disclosure pursuant to sec. 25 par. 1 and par. 2 of the German Securities Trading Act (WpHG)

Hypo Real Estate Holding AG announces that it has received the following notifications in a letter dated July 28th, 2005 pursuant to sec. 21 WpHG: (translation)

- **First Notification (for Barclays PLC):**
  Notification according to sec. 21 par. 1, sec. 22 par. 1 sent. 1 no. 1 WpHG

  According to sec. 21 par. 1 WpHG we herewith inform you that our share of voting rights in Hypo Real Estate Holding AG has exceeded the threshold of 5% on July 21st, 2005 and amounts to 7.97%. Thereof, 7.97% of the voting rights are to be ascribed to us pursuant to sec. 22 par. 1 sent. 1 no. 1 WpHG.

- **Second Notification (for Barclays Bank PLC):**
  Notification according to sec. 21 par. 1, sec. 22 par. 1 sent. 1 no. 1 WpHG

  According to sec. 21 par. 1 WpHG we herewith inform you that our share of voting rights in Hypo Real Estate Holding AG has exceeded the threshold of 5% on July 21st, 2005 and amounts to 7.97%. Thereof, 7.97% of the voting rights are to be ascribed to us pursuant to sec. 22 par. 1 sent. 1 no. 1 WpHG.

- **Third Notification (for Barclays Global Investors UK Holdings Limited):**
  Notification according to sec. 21 par. 1, sec. 22 par. 1 sent. 1 no. 1 WpHG

  According to sec. 21 par. 1 WpHG we herewith inform you that our share of voting rights in Hypo Real Estate Holding AG has exceeded the threshold of 5% on July 21st, 2005 and amounts to 7.80%. Thereof, 7.80% of the voting rights are to be ascribed to us pursuant to sec. 22 par. 1 sent. 1 no. 1 WpHG.

Hypo Real Estate Holding AG
Executive Board

Press release

Hypo Real Estate Bank International closes its second CMBS transaction – a joint venture with Morgan Stanley

London/Munich, August 3rd 2005: Hypo Real Estate Bank International closed its second CMBS transaction in as many months this week – a joint venture securitization with Morgan Stanley. It is the securitization of 8 loans – 7 of which were originated by Morgan Stanley and 1 originated by Hypo Real Estate Bank International – One Lime Street (the Lloyd's building). The bank's loan comprises 40.5% of the combined pool.

European Prime Real Estate No.1 plc (EPRE), the issuer, a public company incorporated in England and Wales with limited liability has issued 4 classes of notes totalling GBP £347,758,000 ranging from AAA/AAA to BBB/BBB. The proceeds of this issuance has been used to purchase the loans from Morgan Stanley and Hypo Real Estate Bank International. The notes are listed on the Irish Stock Exchange.

The security for the notes – the loan pool - comprises 8 loans consisting of 18 properties with a weighted average LTV of 64.4%. All properties are located in the United Kingdom and comprise office and retail properties. The weighted average remaining loan term is 6.2 years with 280 tenants. The largest loan is 40.5%. The weighted average DSCR is 181% and ICR of 182.5%.

Hypo Real Estate Bank International and Morgan Stanley were co-arrangers on the transaction. Morgan Stanley was lead manager and Hypo Real Estate Bank International and Caylon SA were co-managers. Morgan Stanley Mortgage Servicing Limited will service the Morgan Stanley loans, Hypo Real Estate Bank International will service the bank's own loan.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Note Class	Ratings (S&P / Fitch)	Notional (GBP)	Coupon (over 3 month LIBOR)
A	AAA/AAA	286,900,000	0.24%
B	AA/AA	20,000,000	0.32%
C	A/A	25,200,000	0.55%
D	BBB/BBB	15,658,000	0.85%

Press contact:
Oliver Gruss
Phone: +49 (0)89 203 007 781
Fax: +49 (0)89 203 007 772
E-mail: oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Bank International
Hypo Real Estate Bank International based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG).The corporate group comprise the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Bank International: € 240 million portfolio financing facility for the Aviva Central European Property Fund

London/Dublin/Munich, August 1st 2005: Hypo Real Estate Bank International announces today that it has acted as agent and arranger for a consortium of four banks to provide the Aviva Central European Property Fund with a financing facility of €240 million. The transaction closed on 15th July 2005.

The facility will be used, along with the funds equity, to purchase commercial property in the emerging markets of Central and Eastern Europe. The acquisition of the funds first three assets has also completed.

The Aviva Central European Property Fund is a Luxembourg-based closed-ended "fonds commun de placement (FCP)", managed by Morley Fund Management and targeted at institutional investors.

King Sturge and SachsenFonds are joint asset managers.

Commenting, Harin Thaker, CEO Europe, said: "This transaction demonstrates how our knowledge of the region and the structure of our European business platform work to deliver a facility for a client who requires a single facility for investment in a number of countries. We are looking forward to working with Aviva on financing a significant number of assets in the region."

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Bank International
Hypo Real Estate Bank International based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG).The corporate group comprise the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

Aviva
Aviva is the world's fifth-largest insurance group and the biggest in the UK. They are one of the leading providers of life and pensions products to Europe and have substantial businesses elsewhere around the world. Morley Fund Management is their UK institutional asset management business. Morley have recently been named Property Manager of the Year at the UK Pensions Awards 2005.

Aviva Central European Property Fund

The Aviva Central European Property Fund is a Luxembourg-based closed-ended "fonds commun de placement (FCP)", targeted at institutional investors and managed by Morley Fund Management. The fund aims to provide unitholders with an exposure to commercial property (retail, office and warehouse/industrial sectors) in the emerging markets of Central and Eastern Europe.

85% of the fund is intended to be invested in the Czech Republic, Poland and Hungary, with the remainder to be invested in other Central and Eastern European countries.